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April 9, 2020

Via E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Shainess, Esq.

Special Counsel

Office of Mergers and Acquisitions

Re:	TEGNA Inc.

Response to SEC Letter, dated April 6, 2020

File No. 001-06961

Dear Mr. Shainess,

We refer to your letter, dated April 6, 2020, with comments to the definitive additional materials on Schedule 14A filed on March 31, 2020 by Standard General L.P. (“Standard General”) and the other participants named therein with respect to TEGNA Inc. (“TEGNA”). Please see below our responses to your comments.

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following statements:

•	“The Company lags the operating margins and retransmission rates of its leading pure-play peers. TEGNA’s lack of operating prowess is evident from the current performance of stations acquired by TEGNA from Belo during Mr. Lougee’s watch. In the years following the acquisition, 9 of the top 11 stations acquired lost market share and are now ranked lower in their respective markets.”

As support for the first sentence relating to operating margins and retransmission rates, please refer to slides 20 to 22, 24 and 34 of the Investor Presentation filed by Standard General and the other participants named herein as definitive additional materials on Schedule 14A on April 7, 2020 (the “Investor Presentation”). Support for the next two statements relating to the performance of stations acquired from Belo under Mr. Lougee’s watch is set forth on slide 25 of the Investor Presentation.

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April 9, 2020

•	“TEGNA paid excessive prices for the stations it acquired and did not create duopolies, which is the source of efficiencies and synergies that management originally touted as a rationale for industry consolidation. Share repurchases would have been much more accretive.”

As support for these statements, please refer to the portion of the Investor Presentation titled “Value Destructive Acquisitions and Poor Capital Allocation” (slides 29 through 45).

•	“This annual meeting is a referendum on the current Board’s stewardship.”

Standard General’s solicitation materials detail, among other things, TEGNA’s record of underperformance, strategic missteps, poor governance, squandering of opportunities to maximize shareholder value and value destruction. While Standard General believes that any proxy fight focused on replacing members of the board of directors of a company in the context of underperformance inherently represents a referendum on the stewardship of the incumbent directors, Standard General believes that is especially true in this instance.

Please contact Warren de Wied at (212) 859-8296 or Phil Richter at (212) 859-8763 if you have any questions regarding this letter.

Very truly yours, Warren de Wied

CC:	Gail Steiner

Partner, General Counsel and Chief Compliance Officer

Standard General L.P.